Prana Completes Phase 2 Huntington Disease Trial with PBT2

Melbourne – July 23, 2013: Prana Biotechnology (NASDAQ:PRAN; ASX:PBT) today announced the successful completion of Reach2HD, a phase 2 clinical trial in patients with early to mid-stage Huntington disease. The Company expects to announce the results arising from the trial in October.

Reach2HD is a randomised, double-blind, placebo-controlled Phase 2 trial testing the safety and efficacy of PBT2, the Company’s lead compound under development for both Huntington disease and Alzheimer’s disease.

“We have been extremely pleased with the conduct of the trial, at all levels including recruitment and patient retention,” said Dr Ray Dorsey, Principal Investigator of the Reach2HD study and Director of the Huntington Study Group Coordination Center.

Reach2HD had planned to recruit 100 patients with Huntington disease in 9 months. In fact, 109 participants were enrolled in the trial within that period. “The strong rate of recruitment reflects support for the Reach2HD trial within the Huntington disease clinical research community,” said Dr Dorsey. Of the 109 enrolled, 104 patients completed the trial, reflecting a retention rate of over 95%.

A Data Safety Monitoring Board met on five occasions throughout the trial and on each occasion recommended that no changes or modifications to the study protocol be made based on their review of the safety data.

The primary outcome of the trial is safety and tolerability. The trial also includes a number of secondary outcome measures from the cognitive, motor and behavioural domains affected in Huntington disease. A positive result of Reach2HD will identify signals of therapeutic benefit in one or more of the domains measured, which will inform the design of the next clinical trial.

Mr Geoffrey Kempler, Prana’s Chairman and CEO, said: “assuming we achieve the positive results we are hoping for in Reach2HD, we plan to meet with the US regulator, the Food and Drug Administration, and other regulatory agencies to discuss the next steps in the clinical development of PBT2 for the treatment of Huntington disease.”

“We plan to discuss the design of the next trial and agree on a set of clinical outcomes that, when achieved, will allow us to submit a New Drug Application for approval to start to market PBT2 for Huntington disease.”

Huntington disease is a complex and severely debilitating genetic, neurodegenerative disease, for which there is no cure. The disease often affects young adults and, whilst associated with severe physical movement symptoms, progressively impacts the mind and emotions as well. The disease causes incapacitation and death about 15-25 years after onset. The disease affects over 30,000 people in the US and 70,000 worldwide.

The Huntington Study Group (HSG) collaborated with Prana to coordinate the Reach2HD trial across 20 sites in the USA and Australia.

About Prana Biotechnology Limited

Prana Biotechnology was established to commercialize research into age-related neurodegenerative disorders. The Company was incorporated in 1997 and listed on the Australian Securities Exchange in March 2000 and listed on NASDAQ in September 2002. Researchers at prominent international institutions including The University of Melbourne, The Mental Health Research Institute (Melbourne) and Massachusetts General Hospital, a teaching hospital of Harvard Medical School, contributed to the discovery of Prana’s technology.

For further information please visit the Company’s web site at www.pranabio.com.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as "expects," "intends," "hopes," "anticipates," "believes," "could," "may," "evidences" and "estimates," and other similar expressions, but these words are not the exclusive means of identifying such statements. Such statements include, but are not limited to any statements relating to the Company's drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company's drug development program, including, but not limited to, PBT2, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, PBT2, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company's drug compounds, including, but not limited to, PBT2, that could slow or prevent products coming to market, the uncertainty of patent protection for the Company's intellectual property or trade secrets, including, but not limited to, the intellectual property relating to PBT2, and other risks detailed from time to time in the filings the Company makes with Securities and Exchange Commission including its annual reports on Form 20-F and its reports on Form 6-K. Such statements are based on management’s current expectations, but actual results may differ materially due to various factions including those risks and uncertainties mentioned or referred to in this press release. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.

Contacts:

Prana Biotechnology Limited

+61 3 9349 4906

USA:

Vivian Chen

Grayling

T: +1 646-284-9472

E: Vivian.Chen@grayling.com

Australia:

Investor Relations

Rebecca Wilson

T: +61 3 8866 1216

E: rwilson@buchanwe.com.au

Media Relations

Ben Oliver

T: +61 3 8866 1233

E: boliver@buchanwe.com.au